Skadden, Arps, Slate, Meagher & Flom

DIRECT DIAL

+86-21-61938200

EMAIL ADDRESS

YUTING.WU@SKADDEN.COM

Partners

Geoffrey Chan *

Shu Du *

Andrew L. Foster *

Chi T. Steve Kwok *

Edward H.P. Lam ♦*

Haiping Li *

Rory McAlpine ♦

Jonathan B. Stone *

Kai Sun

Paloma P. Wang

♦ (Also Admitted in England & Wales)

* (Also Admitted in New York)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG ________ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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            December 8, 2022

VIA EDGAR

Ms. Alyssa Wall

Mr. Dietrich King
Ms. Nasreen Mohammed

Mr. Joel Parker

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pinduoduo Inc.
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed on April 25, 2022 (File No. 001-38591)

Dear Ms. Wall, Mr. King, Ms. Mohammed and Mr. Parker,

On behalf of our client, Pinduoduo Inc. (the “Company”), we set forth below the Company’s responses to the comments contained in the letter dated November 23, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 25, 2022 (the “2021 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2021 Form 20-F.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 8, 2022

Form 20-F for the Year Ended December 31, 2021

Financial Information Related to Our VIE, page 9

1.	We acknowledge your response to comment 2 and note from your prior response that you did not present the WFOE column separately because you determined that Pinduoduo Inc. is the primary beneficiary, not the WFOE. While we do not conclude on your identification of the primary beneficiary, we believe that, in light of the fact that the WFOE receives the returns from the VIE, separate presentation of the WFOE in the consolidating schedule would provide investors with meaningful information about the economic relationship between the VIE and the WFOE, and the WFOE and its Cayman Islands parent, Pinduoduo Inc. Please revise to present the WFOE in a separate column, and present intercompany transactions in separate line items.

In response to the Staff’s comment, the Company respectfully proposes to revise the VIE financial schedules in its future Form 20-F filings per the blacklining shown below (with deletions shown in strikethrough and additions in underline), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed:

“Financial Information Related to ~~Our~~ the VIE

The following table presents the condensed consolidating schedule of financial position for (i) Pinduoduo Inc., (ii) Hangzhou Weimi, a PRC subsidiary of the Company that has entered into contractual arrangements with the VIE, the VIE’s shareholders and, as applicable, their spouses, (iii) ~~our~~ the VIE and its subsidiaries, and (iv) the Company’s subsidiaries other than Hangzhou Weimi ~~and other entities~~ as of the dates or for the periods presented.

Selected Condensed Consolidated Statements of Income Information

	For the Year Ended December 31, 2021
	Pinduoduo Inc. (Primary beneficiary of the VIE)	~~Subsidiaries~~ Hangzhou Weimi*	VIE and Its Subsidiaries	Other Subsidiaries of Pinduoduo Inc.**	Eliminations	Consolidated Total

	(RMB in millions)
Revenues	—	2,288,608	77,877,339	50,467,506	(36,683,514)	93,949,939
Total costs and operating expenses	(649,171)	(2,273,922)	(62,977,072)	(57,836,526)	36,683,514	(87,053,177)
Share of profit from subsidiaries, the VIE and subsidiaries of the VIE	9,579,738	—	—	—	(9,579,738)	—
Net income / (loss)	7,768,670	43,461	15,169,180	(5,632,903)	(9,579,738)	7,768,670

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 8, 2022

	For the Year Ended December 31, 2020
	Pinduoduo Inc. (Primary beneficiary of the VIE)	~~Subsidiaries~~ Hangzhou Weimi*	VIE and Its Subsidiaries	Other Subsidiaries of Pinduoduo Inc.**	Eliminations	Consolidated Total

	(RMB in millions)
Revenues	—	1,101,213	51,351,861	21,614,790	(14,575,999)	59,491,865
Total costs and operating expenses	(667,210)	(1,332,403)	(50,118,546)	(31,330,030)	14,575,999	(68,872,190)
Share of profit from subsidiaries, the VIE and subsidiaries of the VIE	(5,996,484)	—	—	—	5,996,484	—
Net (loss) / income	(7,179,742)	(229,006)	2,552,665	(8,320,143)	5,996,484	(7,179,742)

	For the Year Ended December 31, 2019
	Pinduoduo Inc. (Primary beneficiary of the VIE)	~~Subsidiaries~~ Hangzhou Weimi*	VIE and Its Subsidiaries	Other Subsidiaries of Pinduoduo Inc.**	Eliminations	Consolidated Total

	(RMB in millions)
Revenues	—	1,149,250	19,875,332	12,636,410	(3,519,106)	30,141,886
Total costs and operating expenses	(670,724)	(1,059,794)	(24,309,403)	(16,158,996)	3,518,820	(38,680,097)
Share of profit from subsidiaries, the VIE and subsidiaries of the VIE	(6,470,882)	—	—	—	6,470,882	—
Net (loss) / income	(6,967,603)	93,183	(3,611,656)	(2,946,035)	6,464,508	(6,967,603)

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2021
	Pinduoduo Inc. (Primary beneficiary of the VIE)	~~Subsidiaries~~ Hangzhou Weimi*	VIE and Its Subsidiaries	Other Subsidiaries of Pinduoduo Inc.**	Eliminations	Consolidated Total

	(RMB in thousands)
Current assets:
Cash and cash equivalents	2,269	1,033	2,430,440	3,992,973	—	6,426,715
Restricted cash	—	—	59,402,079	215,177	—	59,617,256
Short-term investments	—	—	12,306,340	74,210,278	—	86,516,618
Amounts due from Group companies(1)	—	1,239,992	40,425,872	29,829,301	(71,495,165)	—
Others	390	9,393	6,198,116	2,140,680	—	8,348,579
Total current assets	2,659	1,250,418	120,762,847	110,388,409	(71,495,165)	160,909,168

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 8, 2022

	As of December 31, 2021
	Pinduoduo Inc. (Primary beneficiary of the VIE)	~~Subsidiaries~~ Hangzhou Weimi*	VIE and Its Subsidiaries	Other Subsidiaries of Pinduoduo Inc.**	Eliminations	Consolidated Total

	(RMB in thousands)
Non-current assets:
Other non-current assets	—	—	5,300,938	11,125,028	—	16,425,966
Investments in subsidiaries, ~~our~~ the VIE and its subsidiaries(2)	86,252,341	2,000	—	1,579,309	(87,833,650)	—
Others	674,057	9,690	2,581,092	609,745	—	3,874,584
Total non-current assets	86,926,398	11,690	7,882,030	13,314,082	(87,833,650)	20,300,550
Total assets	86,929,057	1,262,108	128,644,877	123,702,491	(159,328,815)	181,209,718
Current liabilities:
Payable to merchants	—	—	61,947,517	562,197	—	62,509,714
Merchant deposits	—	—	13,360,409	217,143	—	13,577,552
Amounts due to Group companies(1)	—	1,315,756	27,978,153	123,501,613	(152,795,522)	—
Others	24,607	191,953	12,619,600	4,806,288	—	17,642,448
Total current liabilities	24,607	1,507,709	115,905,679	129,087,241	(152,795,522)	93,729,714
Non-current liabilities
Convertible bonds	11,788,907	—	—	—	—	11,788,907
Others	996	75	324,285	251,194	—	576,550
Total non-current liabilities	11,789,903	75	324,285	251,194	—	12,365,457
Total liabilities	11,814,510	1,507,784	116,229,964	129,338,435	(152,795,522)	106,095,171

	As of December 31, 2020
	Pinduoduo Inc. (Primary beneficiary of the VIE)	~~Subsidiaries~~ Hangzhou Weimi*	VIE and Its Subsidiaries	Other Subsidiaries of Pinduoduo Inc.**	Eliminations	Consolidated Total

	(RMB in thousands)
Current assets:
Cash and cash equivalents	6,566	9,168	3,593,192	18,812,263	—	22,421,189
Restricted cash	—	45,000	52,148,852	228,595	—	52,422,447
Short-term investments	5,840,247	—	7,026,442	51,684,405	—	64,551,094
Amounts due from Group companies(1)	—	999,964	9,932,418	14,699,309	(25,631,691)	—
Others	359	38,340	8,788,524	1,301,925	—	10,129,148
Total current assets	5,847,172	1,092,472	81,489,428	86,726,497	(25,631,691)	149,523,878
Non-current assets:
Other non-current assets	—	5,005	4,380,476	2,889,824	—	7,275,305
Investments in subsidiaries, ~~our~~ the and its subsidiaries(2)	67,814,679	2,000	—	1,616,265	(69,432,944)	—
Others	1,276,751	23,967	654,790	153,923	—	2,109,431

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 8, 2022

	As of December 31, 2020
	Pinduoduo Inc. (Primary beneficiary of the VIE)	~~Subsidiaries~~ Hangzhou Weimi*	VIE and Its Subsidiaries	Other Subsidiaries of Pinduoduo Inc.**	Eliminations	Consolidated Total

	(RMB in thousands)
Total non-current assets	69,091,430	30,972	5,035,266	4,660,012	(69,432,944)	9,384,736
Total assets	74,938,602	1,123,444	86,524,694	91,386,509	(95,064,635)	158,908,614
Current liabilities:
Payable to merchants	—	—	53,417,259	416,722	—	53,833,981
Merchant deposits	—	—	10,926,319	—	—	10,926,319
Amounts due to Group companies(1)	—	1,068,463	9,759,506	92,224,226	(103,052,195)	—
Others	327,004	334,083	14,809,044	3,651,646	—	19,121,777
Total current liabilities	327,004	1,402,546	88,912,128	96,292,594	(103,052,195)	83,882,077
Non-current liabilities
Convertible bonds	14,432,792	—	—	—	—	14,432,792
Others	2,918	10,034	366,834	38,071	—	417,857
Total non-current liabilities	14,435,710	10,034	366,834	38,071	—	14,850,649
Total liabilities	14,762,714	1,412,580	89,278,962	96,330,665	(103,052,195)	98,732,726

	As of December 31, 2019
	Pinduoduo Inc. (Primary beneficiary of the VIE)	~~Subsidiaries~~ Hangzhou Weimi*	VIE and Its Subsidiaries	Other Subsidiaries of Pinduoduo Inc.**	Eliminations	Consolidated Total

	(RMB in thousands)
Current assets:
Cash and cash equivalents	661,714	7,360	2,816,894	2,282,218	—	5,768,186
Restricted cash	—	45,000	27,528,793	3,878	—	27,577,671
Short-term investments	6,157,221	—	6,560,665	22,570,941	—	35,288,827
Amounts due from Group companies(1)	—	58,554	3,337,273	5,410,374	(8,806,201)	—
Others	17,906	185,001	3,706,618	457,254	—	4,366,779
Total current assets	6,836,841	295,915	43,950,243	30,724,665	(8,806,201)	73,001,463
Non-current assets:
Other non-current assets	—	5,001	60,306	437,813	—	503,120
Investments in subsidiaries, ~~our~~ the VIE and its subsidiaries(2)	21,053,370	2,000	—	1,728,056	(22,783,426)	—
Others	1,994,292	40,872	480,602	36,987	—	2,552,753
Total non-current assets	23,047,662	47,873	540,908	2,202,856	(22,783,426)	3,055,873
Total assets	29,884,503	343,788	44,491,151	32,927,521	(31,589,627)	76,057,336
Current liabilities:
Payable to merchants	—	—	29,657,227	269,261	—	29,926,488
Merchant deposits	—	—	7,840,912	—	—	7,840,912

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 8, 2022

	As of December 31, 2019
	Pinduoduo Inc. (Primary beneficiary of the VIE)	~~Subsidiaries~~ Hangzhou Weimi*	VIE and Its Subsidiaries	Other Subsidiaries of Pinduoduo Inc.**	Eliminations	Consolidated Total

	(RMB in thousands)
Amounts due to Group companies(1)	—	60,015	5,393,858	32,157,330	(37,611,203)	—
Others	23,566	317,684	6,518,860	1,140,296	—	8,000,406
Total current liabilities	23,566	377,699	49,410,857	33,566,887	(37,611,203)	45,767,806
Non-current liabilities
Convertible bonds	5,206,682	—	—	—	—	5,206,682
Others	7,389	26,219	382,673	19,701	—	435,982
Total non-current liabilities	5,214,071	26,219	382,673	19,701	—	5,642,664
Total liabilities	5,237,637	403,918	49,793,530	33,586,588	(37,611,203)	51,410,470

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2021
	Pinduoduo Inc. (Primary beneficiary of the VIE)	~~Subsidiaries~~ Hangzhou Weimi*	VIE and Its Subsidiaries	Other Subsidiaries of Pinduoduo Inc.**	Eliminations	Consolidated Total

	(RMB in thousands)
Net cash generated from/ (used in) operating activities(3)	82,074	(150,891)	34,365,025	(5,513,197)	—	28,783,011
Net cash used in investing activities	(91,170)	(270,312)	(26,828,581)	(33,008,291)	24,635,989	(35,562,365)
Net cash generated from/ (used in) financing activities	318	368,069	(1,445,969)	23,838,417	(24,635,989)	(1,875,154)

	For the Year Ended December 31, 2020
	Pinduoduo Inc. (Primary beneficiary of the VIE)	~~Subsidiaries~~ Hangzhou Weimi*	VIE and Its Subsidiaries	Other Subsidiaries of Pinduoduo Inc.**	Eliminations	Consolidated Total

	(RMB in thousands)
Net cash generated from/ (used in) operating activities(3)	735,231	(452,435)	29,379,799	(1,465,968)	—	28,196,627
Net cash used in investing activities	(52,266,859)	(224,486)	(11,802,074)	(40,595,102)	66,530,620	(38,357,901)
Net cash generated from financing activities	50,892,970	678,729	7,818,632	58,939,285	(66,530,620)	51,798,996

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 8, 2022

	For the Year Ended December 31, 2019
	Pinduoduo Inc. (Primary beneficiary of the VIE)	~~Subsidiaries~~ Hangzhou Weimi*	VIE and Its Subsidiaries	Other Subsidiaries of Pinduoduo Inc.**	Eliminations	Consolidated Total

	(RMB in thousands)
Net cash generated from/ (used in) operating activities(3)	259,409	(204,738)	11,139,572	3,626,733	—	14,820,976
Net cash (used in)/ generated from investing activities	(20,241,566)	181,675	(5,249,046)	(27,021,846)	24,011,105	(28,319,678)
Net cash generated from financing activities	14,960,585	21,190	4,546,481	20,337,580	(24,011,105)	15,854,731

Notes:

* Represents Hangzhou Weimi, a PRC subsidiary of the Company that has entered into contractual arrangements with the VIE, the VIE’s shareholders and, as applicable, their spouses. These contractual arrangements enable us to direct the activities of and derive economic benefits from the VIE and its subsidiaries. For more information, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and Its Shareholders.”

** Represents all of the Company’s subsidiaries other than Hangzhou Weimi.

(1) Represents the elimination of the intercompany balances among Pinduoduo Inc., ~~our subsidiaries,~~ Hangzhou Weimi, the Company’s subsidiaries other than Hangzhou Weimi, and ~~our~~ the VIE and its subsidiaries.

(2) Represents the elimination of the investments in ~~our subsidiaries,~~ Hangzhou Weimi, the Company’s subsidiaries other than Hangzhou Weimi and ~~our~~ the VIE and its subsidiaries.

(3) For the years ended December 31 2019, 2020 and 2021, cash paid by ~~our~~ the VIE and its subsidiaries to ~~our subsidiaries~~ Hangzhou Weimi, primarily for service fees, was ~~RMB759.1~~ RMB636.8 million, ~~RMB1,717.5~~ RMB935.1 million and ~~RMB5,016.5~~ RMB2,714.2 million (~~US$787.2~~ US$425.9 million), respectively.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 50

2.	We note your response to comment 3 and reissue comment in part. Please discuss the impact of pricing changes on your revenues. For example, you present average transaction services revenue as a percentage of GMV increased from 0.35% in 2020 to 0.58% in 2021. Please clarify if the changes in prices attributed to such an increase.

In response to the Staff’s comment, the Company respectfully submits that the increase in average transaction services as a percentage of GMV was primarily the result of the Company providing more value-added services to merchants, whose demand for more diverse value-added services under different consumption scenarios increased with the growth of their businesses. For example, merchants can choose our value-added services to achieve faster deliveries, a better understanding of consumer demands or improvements in other business areas. As such, the overall increase in the Company’s blended transaction service fee rate was thus primarily the result of the Company providing more of these value-added services to merchants, which was in turn mainly driven by the increases in both GMV and the diversity of transactions executed on the Company’s platform. The Company undertakes to disclose the foregoing more clearly in its future Form 20-F filings, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 8, 2022

Item 4. Information on the Company
Business Overview
Regulation, page 62

3.	We note your response to comment 1. Please also discuss the regulations applicable to you in Hong Kong. Currently, your disclosure discusses the regulations that affect your business and operations in China, excluding Hong Kong. Please refer to Item 4(B)(8) of Form 20-F.

The Company respectfully submits that its operations in Hong Kong primarily consist of the entry from time to time by HongKong Walnut Street Limited, a Hong Kong-incorporated subsidiary of the Company, into agreements with certain merchants and suppliers for offshore merchandise and procurement. These Hong Kong operations are not material to the Company’s business as a whole. Similarly, the Company is not aware of any regulations applicable to its Hong Kong operations that have a material effect on the Company’s business as a whole. On the basis of the foregoing, the Company respectfully submits that a discussion of the regulations applicable to it in Hong Kong is not necessary under Item 4(B)(8) of Form 20-F and would not be meaningful to investors.

General

4.	We note your response to comment 8. Please confirm that in future filings you will disclose that you do not have cash management policies that dictate how funds are transferred among the referenced constituents of the company.

In response to the Staff’s comment, the Company undertakes to revise the disclosure in its future Form 20-F filings to disclose that it does not have cash management policies that dictate how funds are transferred among the referenced constituents of the Company.

*          *          *

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 8, 2022

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the undersigned at +86 21 6193 8225 or yuting.wu@skadden.com.

Very truly yours,

/s/ Yuting Wu
Yuting Wu

cc:	Lei Chen, Chairman of the Board of Directors and Chief Executive Officer, Pinduoduo Inc. Jianchong Zhu, General Counsel, Pinduoduo Inc. Franky Liu, Partner, Ernst & Young Hua Ming LLP